                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                              --------------------


                                   FORM 11-K

                              --------------------

(Mark One)

                  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 [FEE REQUIRED]


For the fiscal year ended December 31, 1993


                                       OR

                [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               [NO FEE REQUIRED]


For the transition period from _____ to _____


Commission file number 1-12248

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     ICF Kaiser International, Inc. Section 401(k) Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     ICF Kaiser International, Inc.
     9300 Lee Highway
     Fairfax, Virginia 22031-1207

                         ICF KAISER INTERNATIONAL, INC.

                              SECTION 401(k) PLAN

                                ---------------



                              FINANCIAL STATEMENTS

                      as of December 31, 1993 and 1992 and
                            for the years then ended
                               and report thereon

                                     -----

ICF KAISER INTERNATIONAL, INC.
SECTION 401(k) PLAN

Financial Statements


Report of Independent Accountants                                     1
Statements of Net Assets Available for Plan Benefits                2-3
Statements of Changes in Net Assets Available for Plan Benefits     4-5
Notes to Financial Statements                                      6-10
Item 27a - Schedule of Assets Held for Investment Purposes           11
Item 27d - Schedule of Reportable Transactions                       12

                       Report of Independent Accountants
                       ---------------------------------



ICF Kaiser International, Inc. 401(k) Plan Committee
Section 401(k) Plan
Fairfax, Virginia


We have audited the accompanying statements of net assets available for plan benefits of the ICF Kaiser International, Inc. Section 401(k) Plan (the Plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1993 and reportable transactions for the year ended December 31, 1993 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                               COOPERS & LYBRAND



Washington, D.C.
May 28, 1994

ICF KAISER INTERNATIONAL, INC.
SECTION 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
WITH FUND INFORMATION


AS OF DECEMBER 31, 1993

                                                                           PARTICIPANT DIRECTED
                                         -------------------------------------------------------------------------------------------

                                                        VANGUARD     VANGUARD    VANGUARD
                                          VANGUARD    W. L. MORGAN  INVESTMENT     MONEY      VANGUARD
                                         WELLINGTON      GROWTH     GRADE BOND    MARKET      INDEX 500     LOANS TO
Assets:                                     FUND          FUND         FUND        FUND         FUND      PARTICIPANTS      TOTAL
                                            ----          ----         ----        ----         ----      ------------      -----

Investments, at fair value
  Mutual funds                           $17,413,370    $6,143,715  $5,812,745  $17,212,226  $10,302,058     $        -  $56,884,114

  Loans to participants                            -             -           -            -            -      1,618,925    1,618,925

                                         -----------    ----------  ----------  -----------  -----------     ----------  -----------

                                          17,413,370     6,143,715   5,812,745   17,212,226   10,302,058      1,618,925   58,503,039

Employee contributions, receivable            87,871        46,337      36,696       59,708       74,353                     304,965

Employer contributions, receivable             8,434         4,220       3,577        5,765        7,021              -       29,017

                                         -----------    ----------  ----------  -----------  -----------     ----------  -----------

Net assets available for plan benefits   $17,509,675    $6,194,272  $5,853,018  $17,277,699  $10,383,432     $1,618,925  $58,837,021

                                         ===========    ==========  ==========  ===========  ===========     ==========  ===========


The accompanying notes are an integral part of these financial statements.

ICF KAISER INTERNATIONAL, INC.
SECTION 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
WITH FUND INFORMATION


AS OF DECEMBER 31, 1992
                                                                           PARTICIPANT DIRECTED
                                          -----------------------------------------------------------------------------------------

                                                         VANGUARD     VANGUARD    VANGUARD
                                           VANGUARD    W. L. MORGAN  INVESTMENT     MONEY      VANGUARD
                                          WELLINGTON      GROWTH     GRADE BOND    MARKET     INDEX 500     LOANS TO
Assets:                                      FUND          FUND         FUND        FUND         FUND     PARTICIPANTS     TOTAL
                                             ----          ----         ----        ----         ----     ------------     -----
Investments, at fair value
  Mutual funds                            $13,333,097    $5,339,085  $5,059,440  $18,585,394  $8,692,867    $        -  $51,009,883
  Loans to participants                             -             -           -            -           -     1,349,698    1,349,698
                                          -----------    ----------  ----------  -----------  ----------    ----------  -----------
                                           13,333,097     5,339,085   5,059,440   18,585,394   8,692,867     1,349,698   52,359,581
Employee contributions receivable              69,790        34,658      25,931       76,480      58,843             -      265,702
                                          -----------    ----------  ----------  -----------  ----------    ----------  -----------
Net assets available for plan benefits    $13,402,887    $5,373,743  $5,085,371  $18,661,874  $8,751,710    $1,349,698  $52,625,283
                                          ===========    ==========  ==========  ===========  ==========    ==========  ===========

The accompanying notes are an integral part of these financial statements.

ICF KAISER INTERNATIONAL, INC.
SECTION 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
WITH FUND INFORMATION


FOR THE YEAR ENDED DECEMBER 31, 1993
                                                                             PARTICIPANT DIRECTED
                                       ---------------------------------------------------------------------------------------------

                                                      VANGUARD      VANGUARD     VANGUARD
                                        VANGUARD    W. L. MORGAN   INVESTMENT      MONEY       VANGUARD
                                       WELLINGTON      GROWTH      GRADE BOND     MARKET       INDEX 500     LOANS TO
                                          FUND          FUND          FUND         FUND          FUND      PARTICIPANTS     TOTAL
Additions:                                ----          ----          ----         ----          ----      ------------     -----

  Employee contributions               $ 2,181,326    $1,140,378   $  912,972   $ 1,730,948   $ 1,888,025    $        -  $ 7,853,649

  Employer contributions                   222,946        93,756       79,130       185,355       157,093             -      738,280

  Assets transferred from other plans      219,589        86,135       48,752        94,714       158,252             -      607,442

  Net appreciation/(depreciation)
  in fair value of investments             917,249      (292,645)     196,253             -       641,143             -    1,462,000

  Investment income:
    Interest                                     -             -            -       531,351             -        94,414      625,765

    Dividends                            1,033,306       695,593      533,507             -       263,199             -    2,525,605
                                       -----------    ----------   ----------   -----------   -----------    ----------  -----------

Total additions                          4,574,416     1,723,217    1,770,614     2,542,368     3,107,712        94,414   13,812,741
                                       -----------    ----------   ----------   -----------   -----------    ----------  -----------

Deductions:

  Withdrawals                            1,718,797       809,691      603,451     2,814,638     1,530,429        61,050    7,538,056

  Trust management fees                     15,222         8,067        6,647        20,050        12,961             -       62,947
                                       -----------    ----------   ----------   -----------   -----------    ----------  -----------

Total deductions                         1,734,019       817,758      610,098     2,834,688     1,543,390        61,050    7,601,003
                                       -----------    ----------   ----------   -----------   -----------    ----------  -----------


Net assets transferred between           1,266,391       (84,930)    (392,869)   (1,091,855)       67,400       235,863            -
funds                                  -----------    ----------   ----------   -----------   -----------    ----------  -----------



Net increase/(decrease)                  4,106,788       820,529      767,647    (1,384,175)    1,631,722       269,227    6,211,738

Net assets available for plan
benefits at beginning of year           13,402,887     5,373,743    5,085,371    18,661,874     8,751,710     1,349,698   52,625,283
                                       -----------    ----------   ----------   -----------   -----------    ----------  -----------

Net assets available for plan
benefits at end of year                $17,509,675    $6,194,272   $5,853,018   $17,277,699   $10,383,432    $1,618,925  $58,837,021
                                       ===========    ==========   ==========   ===========   ===========    ==========  ===========


The accompanying notes are an integral part of these financial Statements.

ICF KAISER INTERNATIONAL, INC.
SECTION 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
WITH FUND INFORMATION


FOR THE YEAR ENDED DECEMBER 31, 1992
                                                                           PARTICIPANT DIRECTED
                                    ----------------------------------------------------------------------------------------------

                                                  VANGUARD   VANGUARD     VANGUARD
                                     VANGUARD      W. L.    INVESTMENT      MONEY      VANGUARD   GUARANTEED
                                    WELLINGTON     MORGAN   GRADE BOND     MARKET     INDEX 500   INVESTMENT  LOANS TO
                                       FUND        GROWTH      FUND         FUND         FUND      CONTRACT  PARTICIPANTS TOTAL
Additions:                             ----         FUND       ----         ----         ----      --------  ------------ -----
                                                    ----
  Employee contributions            $ 1,974,687  $  961,499  $  763,109  $ 2,226,611  $1,548,922 $         -  $        - $ 7,474,828

  Assets transferred from other       1,029,023     603,993     584,737    1,721,930   1,091,519                 111,643   5,142,845
   plans

  Net appreciation/(depreciation)
    in fair value of investments        234,343     160,186        (411)           -     360,663           -           -     754,781

  Investment income:
    Interest                                  -           -           -      691,327           -     180,432      85,190     956,949

    Dividends                           697,779     277,922     393,893            -     236,530           -           -   1,606,124
                                    -----------  ----------  ----------  -----------  ---------- -----------  ---------- -----------

Total additions                       3,935,832   2,003,600   1,741,328    4,639,868   3,237,634     180,432     196,833  15,935,527
                                    -----------  ----------  ----------  -----------  ---------- -----------  ---------- -----------


Deductions:

  Withdrawals                         1,282,753     512,612     618,362    2,851,977     761,985     304,623     115,159   6,447,471

  Trust management fees                  14,013       7,366       5,869       24,010      11,630       1,256           -      64,144
                                    -----------  ----------  ----------  -----------  ---------- -----------  ---------- -----------

Total deductions                      1,296,766     519,978     624,231    2,875,987     773,615     305,879     115,159   6,511,615
                                    -----------  ----------  ----------  -----------  ---------- -----------  ---------- -----------


Net assets transferred between          845,260     271,486     709,929    1,219,518     711,221  (4,069,434)    312,020           -
 funds                              -----------  ----------  ----------  -----------  ---------- -----------  ---------- -----------


Net increase/(decrease)               3,484,326   1,755,108   1,827,026    2,983,399   3,175,240  (4,194,881)    393,694   9,423,912

Net assets available for plan
 benefits at beginning of year        9,918,561   3,618,635   3,258,345   15,678,475   5,576,470   4,194,881     956,004  43,201,371
                                    -----------  ----------  ----------  -----------  ---------- -----------  ----------  ----------

Net assets available for plan
 benefits at end of year            $13,402,887  $5,373,743  $5,085,371  $18,661,874  $8,751,710 $         -  $1,349,698 $52,625,283
                                    ===========  ==========  ==========  ===========  ========== ===========  ========== ===========


The accompanying notes are an integral part of these financial statements.

ICF KAISER INTERNATIONAL, INC.
SECTION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A--DESCRIPTION OF THE PLAN

The following description of the ICF Kaiser International, Inc. Section 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for more detailed information.

The Plan was established effective March 1, 1989 in accordance with section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is administered by an administrator appointed by ICF Kaiser International, Inc. (the Company). On June 26, 1993, the Company changed its name to ICF Kaiser International, Inc. On the same date, the Company changed the Plan name to ICF Kaiser International, Inc. Section 401(k) Plan and restated the Plan to include two amendments as follows: 1) the Plan was amended to include an employer contribution match of 20 percent up to a four percent maximum of the employees compensation, and 2) the Plan's maximum contribution allowable was amended so that it may be changed at the discretion of the committee. The Plan is a voluntary, defined contribution plan that allows eligible employees to contribute up to 12% of their compensation up to a statutory limit. Employee contributions are deposited with the Vanguard Fiduciary Trust Company, as trustee, where they are accumulated and invested on behalf of the Plan at the discretion of the employee.

Within guidelines established by the Plan, participants may elect to direct their accounts into several alternative investment funds. As of December 31, 1993, the Plan had five eligible investment funds:

Vanguard Wellington Fund
- ------------------------

This fund follows a diversified and balanced program of investing in bonds and common stocks to conserve principal and provide reasonable income without undue risk.

Vanguard W. L. Morgan Growth Fund
- ---------------------------------

This fund seeks long-term growth of capital by investing in a portfolio of common stocks.

Vanguard Investment Grade Bond Fund
- -----------------------------------

This fund seeks to provide a high level of current income, consistent with maintenance of principal and liquidity, by investing in a diversified portfolio of long-term, investment-grade bonds.

Vanguard Money Market Fund
- --------------------------

This fund invests in high-quality money market instruments that mature in one year or less. The objectives of the fund are maximum current income, preservation of capital, and liquidity.

Vanguard Index 500 Fund
- -----------------------

This fund attempts to provide investment results that correspond to the price and yield performance of publicly traded stocks, in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.

ICF KAISER INTERNATIONAL, INC.
SECTION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)


NOTE A--DESCRIPTION OF THE PLAN (Continued)

In 1992, the Company registered 2.5 million shares of its common stock, par value $0.01 per share, and a number of Plan interests with the Securities and Exchange Commission in order to establish a Company common stock investment option. As of December 31, 1993, this option was not available to participants.

Effective April 28, 1994, a sixth participant-directed investment option, the ICF Kaiser International, Inc. Common Stock Fund (The ICF Kaiser Stock Fund), was added to the Plan. The ICF Kaiser Stock Fund will be invested primarily in ICF Kaiser common stock, but will be divided into fund units rather than shares of stock. Each fund unit will be valued at $10.00 per unit.

There were 2,995 participants in the Plan as of December 31, 1993. The number of participants investing in each of the investment options as of December 31, 1993 was as follows:

    Vanguard Wellington Fund               1,890
    Vanguard W. L. Morgan Growth Fund      1,287
    Vanguard Investment Grade Bond Fund    1,201
    Vanguard Money Market Fund             1,728
    Vanguard Index 500 Fund                1,724

Employee contributions and the Company match are fully vested upon initial participation and nonforfeitable upon receipt by the Plan. Income, expenses, and gains or losses (realized and unrealized) of Plan investments are allocated among participants based upon their respective account balances.

Participants may borrow up to half of their account balance within guidelines established by a loan committee of the Company. Loans accrue interest at the prime rate as determined at the time of issuance. Loans are repaid through payroll deductions on a bi-weekly basis over terms ranging from 1 to 10 years. At December 31, 1993, there were 288 participants with outstanding loan balances.

Upon termination, a participant may elect to receive their account balance in a lump-sum distribution or delay withdrawal until a future date.


NOTE B--ACCOUNTING POLICIES

The Plan follows the accrual method of accounting for financial reporting purposes. The financial statements are prepared in accordance with generally accepted accounting principles.

Investments are valued for financial statement purposes at fair value. The values for the Vanguard Funds are based on the quoted net asset value (redemption value) of the respective investment fund as of the Plan year end. Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned.

ICF KAISER INTERNATIONAL, INC.
SECTION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE B--ACCOUNTING POLICIES (Continued)

The Plan has invested in the investment options directed by its participants. The Plan has not experienced any net losses on its investments.

Employees who have retired upon either reaching the normal retirement date (age
65) or a deferred retirement date, or who have terminated employment with the Company may elect to withdraw the entire amount of their contribution account. Benefits are recorded when paid. Benefits due to former employees who have not yet received the balance of their accounts and who have elected to withdraw from the Plan totalled $885,966 and $911,385 at December 31, 1993 and 1992, respectively.

Administrative expenses of the Plan are paid by the participants and are deducted from participants' accounts based on a flat quarterly fee. Additionally, the Company provides certain administrative support to the Plan at no cost to the Plan.

Certain 1992 financial statement amounts have been reclassified to conform to the 1993 presentation.

NOTE C--FEDERAL INCOME TAXES

In March 1992, the Internal Revenue Service ruled that the Plan qualifies under
Section 401(a) of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. However, the Plan Administrators and the Plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe earnings on contributions to the Plan are not subject to tax under present income tax laws and employee contributions to the Plan are not subject to Federal income tax to the employee until distribution from the Plan.

NOTE D--INVESTMENTS

Investments of the Plan are maintained by the Vanguard Fiduciary Trust Company. The following table sets forth the fair value and cost of pooled fund investments.

                                              December 31, 1993
                             ---------------------------------------------------
                               Number of
                                 Shares
                              or Principal   Value per  Historical   Fair Market
                                 Amount        Share       Cost         Value
                             --------------  ---------  -----------  -----------
Pooled Funds:
    Vanguard Wellington      853,596 shares     $20.40  $15,680,763  $17,413,370
    Vanguard W.L. Morgan     511,549 shares     $12.01    6,226,809    6,143,715
     Growth
    Vanguard Investment      630,449 shares     $ 9.22    5,526,214    5,812,745
     Grade Bond
    Vanguard Money Market  17,212,226 shares    $ 1.00   17,212,226   17,212,226

    Vanguard Index 500       235,045 shares     $43.83    8,963,168   10,302,058

Loans to Participants            $1,618,925               1,618,925    1,618,925
                                                        -----------  -----------

    Total Investments                                   $55,228,105  $58,503,039
                                                        ===========  ===========

ICF KAISER INTERNATIONAL, INC.
SECTION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE D--INVESTMENTS (Continued)


                                              December 31, 1992
                             ---------------------------------------------------
                               Number of
                                 Shares
                              or Principal   Value per  Historical   Fair Market
                                 Amount        Share       Cost         Value
                             --------------  ---------  -----------  -----------
Pooled Funds:
    Vanguard Wellington      695,882 shares     $19.16  $12,289,438  $13,333,097
    Vanguard W.L. Morgan     422,062 shares     $12.65    5,047,816    5,339,085
     Growth
    Vanguard Investment      571,043 shares     $ 8.86    4,847,209    5,059,440
     Grade Bond
    Vanguard Money Market  18,585,394 shares    $ 1.00   18,585,394   18,585,394

    Vanguard Index 500       212,176 shares     $40.97    7,669,523    8,692,867

Loans to Participants            $1,349,698               1,349,698    1,349,698
                                                        -----------  -----------

    Total Investments                                   $49,789,078  $52,359,581
                                                        ===========  ===========

NOTE E--ASSETS TRANSFERRED


The amount of assets transferred from other plans represents the integration of a plans sponsored by an entity owned by ICF Kaiser International, Inc. and rollovers for new employees from other employer qualified plans. The total of assets transferred from plans of entities owned by ICF Kaiser International, Inc. during the years ended December 31, 1993 and 1992 were $0 and $4,299,059, respectively. Assets transferred from other employer qualified plans totalled $607,442 and $843,786 for the years ended December 31, 1993 and 1992, respectively.

NOTE F -- CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Plan to concentrations of credit risk consist primarily of investments. The Plan has invested wholly in Vanguard investment funds. Each of the Vanguard Funds is registered under the Investment Act of 1940 as a diversified open-end investment company. Certain funds invest in corporate debt instruments. The issuers' abilities to meet these obligations may be affected by economic developments in their respective industries. The Plan has no formal policy regarding collateral to support the financial instruments subject to credit risk.

ICF KAISER INTERNATIONAL, INC.
SECTION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE G--RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:


                                                         1993          1992
                                                     ------------  ------------
Net assets available for benefits per the            $58,837,021   $52,625,283
financial statements

Amounts allocated to withdrawing participants           (885,966)     (911,385)
                                                     -----------   -----------
Net assets available for benefits per the Form 5500  $57,951,055   $51,713,898
                                                     ===========   ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 1993:

                                                       1993           1992
                                                    -----------  --------------
Withdrawals per the financial statements            $7,538,056      $6,447,471

Add: Amounts allocated to withdrawing                  885,966         911,385
participants at end of year

Less: Amounts allocated to withdrawing                (911,385)     (        0)
participants at beginning of year                  ----------      ----------

Benefits paid to participants per Form 5500         $7,512,637      $7,358,856
                                                    ==========      ==========


ICF KAISER INTERNATIONAL, INC.
SECTION 401(k) PLAN

ITEM 27a
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 1993


                                 Number of Shares
Identity of Issue                or Principal Amount     Cost      Current Value
- -----------------                -------------------     ----      -------------

   Pooled Funds:

     Vanguard Wellington            853,596 shares    $15,680,763    $17,413,370

     Vanguard W. L. Morgan
      Growth                        511,549 shares      6,226,809      6,143,715

     Vanguard Investment Grade
      Bond                          630,449 shares      5,526,214      5,812,745

     Vanguard Money Market       17,212,226 shares     17,212,226     17,212,226

     Vanguard Index 500             235,045 shares      8,963,168     10,302,058

   Loans to Participants

     Fully amortizing,
     bearing interest ranging
     from 6% to 9% and maturing
     at various dates through
     December, 2002              $  1,618,925           1,618,925      1,618,925
                                                     ------------    -----------



     Total Investments                                $55,228,105    $58,503,039
                                                      ===========   ============

ICF KAISER INTERNATIONAL, INC.
SECTION 401(k) PLAN

ITEM 27d
SCHEDULE OF REPORTABLE TRANSACTIONS
for the year ended December 31, 1993

Plan assets at January 1, 1993 -- $52,625,283       5% -- $2,631,264



I.   Single transactions in excess of 5%:

     None.

II. Series of transactions with respect to any pension other than securities in excess of 5%:

     None.

III. Series of transactions with respect to securities of the same issue in excess of 5%:

==========================================================================================================
                                                                                                    Net
                                                                 Proceeds     No.        Net       Market
                                         Cost of      No. of       from        of    Historical    Value
          Identity of Issue             Purchases   Purchases      Sales     Sales      Gain        Gain
- ----------------------------------------------------------------------------------------------------------
Vanguard Wellington Fund               $ 5,584,549     187      $ 2,421,524   134     $228,294    $119,203
Vanguard/W.L. Morgan Growth Fund         2,787,596     154        1,690,320   130       81,708      14,069
Vanguard Investment Grade Bond Fund      2,299,663     193        1,742,612   129      121,951      73,871
Vanguard Money Market Fund               5,230,276     216        6,603,445   186            0           0
Vanguard Index 500 Fund                  4,165,213     189        3,197,166   148      325,584     100,441
- ----------------------------------------------------------------------------------------------------------
Totals                                 $20,067,297              $15,655,067           $757,537    $307,584
==========================================================================================================

IV. Transactions with respect to securities with a person if any prior or subsequent transaction with such person exceeded 5%:

     None.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                         ICF Kaiser International, Inc. Section 401(k) Plan


Date:   June 29, 1994                       /s/ Michael K. Goldman
                                ----------------------------------------------
                                              Michael K. Goldman
                                              Plan Administrator

                                     INDEX


Exhibit             Description of Exhibit                          Page
- -------             ----------------------                          ----


Exhibit No. 23 --   Consent of Coopers & Lybrand
                    (the Plan's Independent Accountants)............  15

Exhibit No. 99 --   ICF Kaiser International, Inc. Section 401(k)
                    Plan (as amended and restated as of March 1, 1993)
                    (and further amended with respect to name change only as of June 26, 1993) (Incorporated by reference to Exhibit No. 10(f) to Quarterly
                    Report on Form 10-Q (Registrant No. 1-12248) for the second quarter of fiscal 1994 filed with the Commission on October 15, 1993)



                                     - 14 -